

Chicago Rivet & Machine Co.
2025 Annual Report

Dear Shareholders,

As I look back on the Company's performance last year, it was clearly a transitional year for us. The financial results for 2025 were significantly improved over the two prior years, yet they did not meet our overall expectations. Revenue increased slightly year over year while significant progress was made in managing costs and improving efficiency, which drove margin improvement. Our focus continues to be on growing the revenue of the Company and leveraging our team and assets already in place to grow the bottom line and return to profitability in 2026.

We have been rebuilding the leadership team and aligning all of our activities under a renewed mission and vision for the Company.

Our Mission

At Chicago Rivet and Machine Company, our mission is to deliver the highest quality, innovative and integrated joining solutions that drive manufacturing excellence. We are committed to partnering with our customers to provide precision fastening products, advanced automation, and exceptional service that strengthen the backbone of industry.

Our Vision

To be the trusted leader in joining systems – powering the future of manufacturing with smart fastening technologies, engineered solutions, and a legacy of integrity, innovation and performance.

To that end we decided to anchor our value proposition on the principle that we are a joining solutions provider and focus heavily on the machine sales and support area to drive new growth. We are also focusing on new, large volume, cold formed rivet, and component business awards that are expected to launch throughout 2026, some with existing customers and many with new customers.

The leadership team determined that along with our refreshed strategy we needed a bold new look to the brand. Our team has been developing refreshed branding, and we plan to launch a new, modern website that will further engage current customers and attract new customers. We evaluated several designs but settled on the philosophy of modernizing the iconic logo and updating the font to include a focus on fasteners and machine sales as well.

The new logo and website will be launched toward the end of Q2 2026, and I am excited at the prospects for further engaging our customers, employees and shareholders through expanded use of the digital tools available to us today. With that optimism there remains a significant amount of economic uncertainty that we continue to manage through every day. Tariffs are impacting the Company both in terms of potential re-shoring opportunities to our US-based manufacturing plants that we continue to pursue and conversely increased cost for materials and services. Our automotive customer base is faced with challenges such as vehicle affordability, EV implementation changes, tariffs and global economic uncertainty. This continues to impact the Company, and we are working to become leaner and more flexible to adapt to these changes.

We believe that our ongoing success depends on our ability to drive efficiency throughout the business while pursuing new sales opportunities and partnerships.

The Management Team and Board of Directors remain committed to moving forward with our plan to return the Company to profitability and drive shareholder value going forward.

Respectfully,

Gregory D. Rizzo

Chief Executive Officer

Special Note Regarding Forward-looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, which include, without limitation, statements concerning plans, estimates, forecasts and projections with respect to the anticipated future performance of the Company. Forward-looking statements involve known and unknown risks and reflect various assumptions and involve elements of subjective judgment and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of the company and its management, which could cause actual results to differ materially from those presented in this communication. No representations, warranties or guarantees are or will be made by the company as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect the company's future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading "Risk Factors" in our 2025 Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and the company undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws.

Highlights

	2025	2024
Net Sales	$ 27,890,260	$ 26,986,627
Net Loss	(1,083,214)	(5,615,614)
Net Loss Per Share	(1.12)	(5.81)
Dividends Paid	115,936	318,823
Dividends Paid Per Share	0.12	0.33
Net Cash Used in Operating Activities	(1,228,018)	(153,451)
Expenditures for Property, Plant and Equipment	331,669	651,398
Working Capital	9,894,317	10,371,215
Total Shareholders' Equity	18,833,302	20,032,452
Common Shares Outstanding at Year-End	966,132	966,132
Shareholders' Equity Per Common Share	19.49	20.73

Annual Meeting
The annual meeting of shareholders
will be held on May 12, 2026 at 10:00 a.m.
at the Sheraton Lisle Hotel,
3000 Warrenville Road,
Lisle, Illinois 60532

Chicago Rivet & Machine Co.   ●   27755 Diehl Road, Suite 200   ●   Warrenville, Illinois 60555   ●   www.chicagorivet.com

Management's Report
on Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Operating results for 2025 were negatively impacted by our U.S. Automotive Fastener segment volumes due to OEM and customer inventory reductions which accelerated in the second half of 2025. U.S. demand for pickup trucks and large SUVs to which we provide products, softened in 2025 leading to elevated dealer-owned inventory levels and a subsequent reduction in production volumes while these inventory levels were reduced. As a fastener manufacturer we have significant fixed costs due to our investment in property, plant and equipment as well as a skilled labor force that cannot be scaled in proportion to short term volume fluctuations. As a result, steep declines in customer volumes have a disproportionately large effect on our profitability. This decline in volume was offset in large part by price increases and efficiency gains, including consolidation of the work done in the Albia, Iowa facility into the Tyrone, Pennsylvania facility. While the year over year volume declines were a headwind to profitability, we believe we have made meaningful improvements with respect to our pricing and operating efficiency that will provide additional benefits at scale when volumes return to more historic levels.

Fourth quarter 2025 sales were $5,986,263 compared to $4,104,048 in the fourth quarter of 2024, an increase of $1,882,215, or 46%. Although sales increased year over year, our input costs remained elevated and contributed to reporting a net loss in the fourth quarter 2025 of $1,156,829, or ($1.20) per share, compared to a net loss of $3,613,130, or ($3.74) per share, in the fourth quarter of 2024. For the full year, net sales were $27,890,260 compared to $26,986,627 in 2024, an increase of $903,633, or 3%. Despite a modest improvement in net sales for 2025, the net loss for the full year was significantly less than the prior year, as the net loss for 2025 was $1,083,214, or ($1.12) per share, compared to net loss of $5,615,614 or ($5.81) per share in 2024. In addition, during 2025, our gross margin improved by $3,065,703, our cost of goods sold was reduced by $2,162,070 and our administrative expenses decreased by $562,114. As discussed below, the Company intends to continue to focus on improving pricing and efficiency, and driving increased sales in our Fastener and Assembly Equipment segments in 2026.

2025 Compared to 2024

Fastener segment revenues were $5,095,563 in the fourth quarter of 2025 compared to $3,603,518 in the fourth quarter of 2024, an increase of $1,492,045, or 41%. During the quarter, sales to automotive customers increased to $3,264,290 from $2,325,601 in the year ago quarter, an increase of $938,689, or 40%. A significant portion of the increase in automotive sales was a result of recording an incremental charge of $857,000 in the fourth quarter of 2024 related to the previously disclosed settlement with a customer regarding certain warranty claims. See Note 9. Commitments and Contingencies to the Consolidated Financial Statements included herein. Non-automotive revenues increased to $1,831,273 from $1,277,917 in the year ago quarter, an increase of $553,356, or 43%.

Fastener segment revenues for the full year 2025 were $24,085,699 compared to $23,164,238 in 2024, an increase of $921,461, or 4%. For the full year 2025, sales to automotive customers were $15,140,529 slightly decreased compared to $15,375,697 in 2024. Additionally, after adjusting the prior year amount for the $1,100,000 warranty charge recorded in 2024, the decrease in automotive sales is $1,335,168, or 9%. The decrease is due to a slowdown in North American vehicle production and continued volatility across the Midwest automotive manufacturing sector. Industry wide production fell sharply in January 2025, leading to reduced order volumes from key OEMs. In addition, elevated interest rates and ongoing economic uncertainty contributed to softer consumer demand, prompting inventory adjustments and cautious procurement behavior among our automotive customers. The decrease is also consistent with the Company's ongoing strategy to reduce its reliance on the automotive industry and diversify its customer base. This shift is also reflected by the Fastener segment sales to non-automotive customers, including those in the construction and electronics industries which were $8,945,170 in 2025 compared to $7,788,541 in 2024, an increase of $1,156,629, or 15%. In response to softening demand in the automotive sector, the sales team proactively expanded outreach to customers in industrial, construction, and consumer goods markets, which are segments that have historically demonstrated more stable demand profiles amid broader economic headwinds. The gross margin for the Fastener segment was $2,673,791 in 2025 compared to $299,740 in 2024, an increase of $2,374,051 year over year, primarily driven by operational efficiencies and improved pricing on lower year-over-year volumes and higher input costs.

Assembly Equipment segment revenues were $890,700 in the fourth quarter of 2025, compared to $500,530 in the fourth quarter of 2024, an increase of $390,170, or 78% driven primarily by higher volumes from non-automotive customers. This increase reflects the sales team's strategic focus on expanding assembly equipment sales due to the segment's higher gross margins.

For the full year 2025, Assembly Equipment segment revenues were $3,804,561, compared to $3,822,389 reported in 2024, a decrease of $17,828. These declines reflect timing related factors in customer purchasing cycles as well as project delays stemming from cautious capital investment trends across multiple industries. For the full year 2025, sales to automotive customers were $180,184 compared to $201,608 in 2024, a decrease of $21,424, or 11%. Sales to non-automotive customers in 2025 were $3,624,377 compared to $3,620,781 in 2024. Gross margin for the Assembly Equipment segment was $1,452,092 in 2025 compared to $760,440 in 2024, an increase of $691,652, or 91% year over year. This margin expansion reflects the Company's ongoing efforts to enhance operational efficiency and reduce its cost structure, with the consolidation of the Albia operations into the Tyrone manufacturing facility yielding meaningful cost savings through streamlined workflows, increased capacity utilization, and reduced overhead.

Selling and administrative expenses were $5,662,120 in 2025 compared to 6,224,234 in 2024, a decrease of $562,114, or 9%. We incurred decreases in warranty claims of $308,945 and outside consulting and accounting fees of $242,361, as the previous year's initiatives related to hiring costs to fill certain positions, enhancing financial reporting, modernizing systems, automating processes and implementing enhanced cybersecurity defenses have been successfully implemented. The remaining net change relates to various smaller items. As a percentage of net sales, selling and administrative expenses were 20% in 2025 compared to 23% in 2024.

Other income was $18,407 in 2025 compared to $120,666 in 2024. Other income is comprised of interest income on our cash equivalents and short-term investments.

The Company's effective income tax rates were 8.1% and (11.4)% in 2025 and 2024, respectively.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends in 2025 totaling $0.12 per share. On February 23, 2026, the Board of Directors declared a regular quarterly dividend of $0.03 per share, or $28,984, payable March 20, 2026 to shareholders of record on March 5, 2026. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 90 years.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2025 of $331,669 were entirely related to Fastener segment activities, including $285,537 for equipment to perform secondary operations and inspection of parts, $32,371 for general plant equipment, and $13,761 for facilities improvement including IT equipment.

Total capital expenditures in 2024 were $651,398. Of this total, $369,003 related to Fastener segment activities, including $36,140 for cold heading and screw machine equipment, $327,063 for equipment to perform secondary operations and inspection of parts and $5,800 for general plant equipment. Assembly Equipment segment additions in 2025 were $282,395 for general plant equipment. No additional investments were made in 2025 for facilities improvements or IT equipment.

Depreciation expense was $1,217,647 in 2025 and $1,173,476 in 2024.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2025 was $9,894,317, a decrease of $476,898 from the beginning of the year. An increase in net accounts receivable and other current assets during the year of $482,055 and $109,571, respectively, due to higher sales volumes had a positive impact on working capital, offset by a decrease in inventory of $325,190 and an increase in borrowings of $500,000 under the revolving line of credit classified as Current Liabilities in the Consolidated

Balance Sheets. The Company's investing activities in 2025 included the proceeds from the sale of property and equipment of $723,905 and the net maturities from short-term investments of $247,276 less capital expenditures of $331,669. The Company's financing activities during 2025 were the $500,000 draw down on the line of credit and the payment of $115,936 in dividends on our common stock. These changes and other cash flow activity resulted in a balance of cash, cash equivalents and marketable securities of $1,718,237 at the end of 2025 compared to $1,922,679 as of the beginning of the year.

On March 6, 2025, the Company entered into a one-year $3,000,000 operating credit agreement (the "March 2025 Credit Agreement"), renewable annually, and consisting of a: (a) $2,500,000 revolving line of credit, and (b) $500,000 non-revolving line of credit. The non-revolving line of credit expired on December 31, 2025 and was not renewed. Borrowings under the March 2025 Credit Agreement bear interest at a fluctuating rate per annum equal to 1% plus the applicable prime rate subject to a 7% floor. The agreement can be early terminated and amounts due repaid, at the Company's discretion, without prepayment penalties. As of December 31, 2025, there was $500,000 in borrowings outstanding under the revolving line of credit and no borrowings under the non-revolving line of credit.

The March 2025 Credit Agreement maturity date is August 31, 2026. The Company reclassified the entire outstanding balance of $500,000 under the revolving line of credit to Current Liabilities in the Consolidated Balance Sheets to reflect the maturity date.

The March 2025 Credit Agreement includes certain financial covenants such as minimum profitability for the twelve months ended December 31, 2025, and minimum tangible net worth. As of December 31, 2025 the Company was not in compliance with all such financial covenants. Specifically, the Company was not in compliance with the minimum annual profitability covenant, however, the Company was in compliance with the other financial covenants contained in the credit agreement. On February 27, 2026, the lender waived the covenant violation, and no new covenants were added to the credit agreement. As of December 31, 2025, the Company has made all required principal and interest payments under the March 2025 Credit Agreement.

See Note 10. Debt to the Consolidated Financial Statements included herein for additional information.

On November 30, 2024, the Company entered into a lease agreement with Juneau-Bell, LLC for new office space. The lease commencement date was March 1, 2025. A security deposit of $43,970 and the first month's base rent of $8,365 were paid at signing.

See Note 7. Leases to the Consolidated Financial Statements included herein for additional information.

The Company incurred significant recurring operating losses primarily driven by a continuous decline in revenues, recurring negative cash flows from operations, and continued reduction in liquidity. The Company reported operating losses of $1,196,717 and $5,164,054 for the years ended December 31, 2025 and December 31, 2024, respectively. These events have raised substantial doubt about the Company's ability to continue as a going concern. In response, the Company has taken various strategic actions to improve performance, including (a) taking action to sell in the first half of 2026 certain H&L assets and in connection with such anticipated sale, the Company classified these assets in the amount of $179,254 as Assets held for sale in the Consolidated Balance Sheets, (b) renewal of the March 2025 Credit Agreement revolving line of credit with a borrowing capacity of $2,500,000 to continue to finance operations, (c) evaluation of other financing sources in addition to the March 2025 Credit Agreement, including exploring the potential for a real estate sale leaseback or similar transaction, or seeking to potentially raise additional capital.

The Company will continue to look to add to its sales efforts to further improve revenue, consider additional options to improve operating efficiency and enhance liquidity. The Company believes that if it successfully implements the foregoing strategic actions, it will mitigate the factors giving rise to substantial doubt, however, there is no guarantee that it will successfully implement these strategic actions. As a result, substantial doubt remains regarding the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern, and they do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience, current trends and on various other assumptions that are believed to be reasonable under the circumstances. We evaluate our estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions. A summary of significant accounting policies can be found in Note 1. Nature of Business and Significant Accounting Policies to the Consolidated Financial Statements included herein.

Critical accounting estimates are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. We have reviewed our accounting estimates, and determined that the estimated valuation of our inventory is a critical accounting estimate for the accounting period presented as it involved a significant, subjective judgment in developing estimates for determining potential inventory write-downs for lower of cost or net realizable value of such inventory. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. Additionally, future facts and circumstances could change and impact our estimates and assumptions.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of recent accounting pronouncements can be found in Note 1. Nature of Business and Significant Accounting Policies to the Consolidated Financial Statements included herein.

OUTLOOK FOR 2026

With respect to the Outlook for 2026, the economic environment remains challenging. Our order volume is showing improvement in the first quarter of 2026 compared to the fourth quarter of 2025 but is not yet back to the levels we experienced in the past. Significant uncertainty remains in the manufacturing sector as companies like ours continue to navigate the potential impacts of tariffs and numerous market factors and geo-political events that may impact our business in the coming year. The Company believes all of the actions to reduce costs in 2025 continue to better position us to manage this uncertainty, and we will continue to push efficiency improvements in the operations as well as seek appropriate price adjustments from customers and aggressively pursue new sales opportunities to drive volume back to historic levels. In addition, we will actively monitor and analyze potential impacts from tariffs and other external factors, including both challenges and opportunities resulting from tariffs and external factors, so that we are positioned to take actions promptly and as necessary to address such potential impacts. We believe our continued focus on efficiency improvements and driving new sales, as well as our long term operating experience, quality products, and customer service in a very competitive global marketplace will provide the foundation for improved operating results in the future.

Consolidated Balance Sheets

December 31,	2025	2024
Assets		
Current Assets		
Cash and Cash Equivalents	$ 1,718,237	$ 1,922,679
Short-Term Investments	—	247,276
Accounts Receivable - less allowances of $155,000 in 2025 and $197,536 in 2024	3,576,966	3,094,911
Contract Assets	55,497	48,811
Inventories, net	6,170,980	6,496,170
Assets Held For Sale	179,254	348,400
Income Taxes Receivable	43,949	1,378
Other Current Assets	498,440	431,440
Total Current Assets	12,243,323	12,591,065
Property, Plant and Equipment, net	9,641,440	10,735,139
Deferred Income Taxes, net	1,001,242	-
Operating Lease Right-of-Use Asset, net	371,464	-
Deposits with Vendors	43,970	43,970
Total Assets	$ 23,301,439	$ 23,370,174
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	$ 742,292	$ 1,233,147
Accrued Wages and Salaries	491,913	436,417
Other Accrued Expenses	248,431	284,497
Unearned Revenue and Customer Deposits	262,950	265,789
Operating Lease Liability - Current Portion	103,420	—
Line of Credit - Current Portion	500,000	—
Total Current Liabilities	2,349,006	2,219,850
Deferred Income Taxes, net	1,141,588	237,872
Operating Lease Liability - Noncurrent	317,543	—
Other Long-Term Liabilities	660,000	880,000
Total Liabilities	4,468,137	3,337,722
Commitments and Contingencies (Note 9)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	-	-
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding as of December 31, 2025 and 2024	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	21,170,170	22,369,320
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)
Total Shareholders' Equity	18,833,302	20,032,452
Total Liabilities and Shareholders' Equity	$ 23,301,439	$ 23,370,174

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Operations

For the Years Ended December 31,	2025	2024
Net Sales	$ 27,890,260	$ 26,986,627
Cost of Goods Sold	23,764,377	25,926,447
Gross Profit	4,125,883	1,060,180
Operating Expenses:		
Selling and Administrative Expenses	5,662,120	6,224,234
Gain on Sale of Property	(339,520)	—
Total Operating Expenses	5,322,600	6,224,234
Operating Loss	(1,196,717)	(5,164,054)
Other Income	18,407	120,666
Loss Before Income Taxes	(1,178,310)	(5,043,388)
(Benefit) Provision for Income Taxes	(95,096)	572,226
Net Loss	$ (1,083,214)	$ (5,615,614)
Net Loss per Common Share:		
Basic	$ (1.12)	$ (5.81)
Diluted	$ (1.12)	$ (5.81)
Weighted Average Common Shares Outstanding:		
Basic	966,132	966,132
Diluted	966,132	966,132
Cash Dividends Declared Per Common Share	$ 0.12	$ 0.33

Consolidated Statements of Shareholders' Equity

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock, At Cost Shares	Treasury Stock, At Cost Amount	Total Shareholders' Equity
Balance, December 31, 2023	$ 0	966,132	$ 1,138,096	$ 447,134	$ 28,303,757	171,964	$ (3,922,098)	$ 25,966,889
Net Income					(5,615,614)			(5,615,614)
Dividends Declared ($0.33 per share)					(318,823)			(318,823)
Balance, December 31, 2024	$ 0	966,132	$ 1,138,096	$ 447,134	$ 22,369,320	171,964	$ (3,922,098)	$ 20,032,452
Net Loss					(1,083,214)			(1,083,214)
Dividends Declared ($0.12 per share)					(115,936)			(115,936)
Balance, December 31, 2025	$ 0	966,132	$ 1,138,096	$ 447,134	$ 21,170,170	171,964	$ (3,922,098)	$ 18,833,302

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2025	2024
Cash Flows from Operating Activities:		
Net Loss	$ (1,083,214)	$ (5,615,614)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation and Amortization	1,217,647	1,173,476
Non-Cash Lease Expense	49,499	—
Gain on the Sale of Property and Equipment	(347,037)	(75,966)
Deferred Income Taxes	(97,526)	562,815
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(482,055)	1,180,971
Contract Assets	(6,686)	69,489
Inventories, net	325,190	831,483
Other Current Assets and Prepaid Income Taxes	(109,571)	484,061
Accounts Payable	(490,855)	444,173
Accrued Wages and Salaries	55,495	(78,483)
Other Accrued Expenses	(36,067)	154,534
Other Long Term Liabilities	(220,000)	880,000
Unearned Revenue and Customer Deposits	(2,838)	(164,390)
Net Cash Used in Operating Activities	(1,228,018)	(153,451)
Cash Flows from Investing Activities:		
Capital Expenditures	(331,669)	(651,398)
Proceeds from the Sale of Property and Equipment	723,905	135,430
Proceeds from Short-Term Investments	247,276	3,497,406
Purchases of Short-Term Investments	—	(1,973,560)
Net Cash Provided by Investing Activities	639,512	1,007,878
Cash Flows from Financing Activities:		
Proceeds from Line of Credit	500,000	—
Cash Dividends Paid	(115,936)	(318,823)
Net Cash Provided by (Used in) Financing Activities	384,064	(318,823)
Net (Decrease) Increase in Cash and Cash Equivalents	(204,442)	535,604
Cash and Cash Equivalents:		
Beginning of Year	1,922,679	1,387,075
End of Year	$ 1,718,237	$ 1,922,679
Supplemental Cash Flows Information:		
Cash Paid for Interest	$ 24,896	$ —
Cash Paid for Income Taxes, net of Refunds Received	$ 46,289	$ —

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies.

Nature of Business. The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners and parts, screw machine products, automatic rivet setting machines and parts and tools for such machines.

Summary of the Company's Significant Accounting Policies:

Principles of Consolidation and Presentation. The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. (the "Company") and its wholly-owned subsidiary, H & L Tool Company, Inc. ("H & L Tool"). All significant intercompany accounts and transactions have been eliminated. Certain prior period data, has been reclassified in the Consolidated Financial Statements and accompanying notes to conform to the current period presentation.

Revenue Recognition. Revenue is recognized when control of the promised goods or services is transferred to our customers, generally upon shipment of goods or completion of services, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Sales taxes we may collect concurrent with revenue producing activities are excluded from revenue. Revenue is recognized net of certain sales adjustments to arrive at net sales as reported on the statements of operations. These adjustments primarily relate to customer returns and allowances, which vary over time. The Company records a liability and reduction in sales for estimated product returns based upon historical experience. If we determine that our obligation under warranty claims is probable and subject to reasonable determination, an estimate of that liability is recorded as an offset against revenue at that time. As of December 31, 2025, reserves for warranty claims were $880,000.

Cash received by the Company prior to shipment is recorded as unearned revenue. For certain Assembly Equipment segment transactions, revenue is recognized based on progress toward completion of the performance obligation using a labor-based measure. Labor incurred and specific material costs are compared to milestone payments per sales contract. Based on our experience, this method most accurately reflects the transfer of goods under such contracts. In the fourth quarter of 2025, the Company realized $307,476 of revenue related to such contracts. As of December 31, 2025 the Company has $108,855 remaining performance obligation under such contracts, which the Company expects to recognize as revenue in the first quarter of 2026, and $55,497 of contract assets relating to these contracts.

Shipping and handling fees billed to customers are recognized in net sales, and related costs as cost of sales, when incurred.

Sales commissions are expensed when incurred because the amortization period is less than one year. These costs are recorded within Selling and Administrative Expenses in the Consolidated Statements of Operations.

Credit Risk. The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. The Company also considers current economic conditions, the economic outlook and industry-specific factors in its evaluation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

The following table presents the Company's activity for allowance for credit losses:

	2025		2024	
Allowance for Credit Losses:				
Balance at beginning of year	$	197,536	$	160,000
Charges to Statements of Operations		(39,072)		80,057
Write-offs, net of recoveries		(3,464)		(42,521)
Balance at end of year	$	155,000	$	197,536

Cash, Cash Equivalents and Short-Term Investments. The Company considers all highly liquid investments, including U.S. Treasury bills with a maturity of three months or less when purchased to be cash equivalents. Treasury bills with an original maturity of greater than three months but less than one year are separately presented as Short-Term Investments at cost which approximates market value. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits. The Company's investments are not FDIC insured.

Fair Value of Financial Instruments. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, treasury bills, accounts receivable, accounts payable and debt approximate fair value based on their short-term nature. The Company's investments in U.S. Treasury Bills are categorized as Level 1 within the fair value measurement hierarchy.

Inventories. Inventories are stated on a standard cost basis adjusted to approximate lower of cost or net realizable value, cost being determined by the first‑in, first‑out method. The value of inventories is reduced for estimated excess and obsolete inventories based on a review of on-hand inventories compared to historical and estimated future sales and usage.

Property, Plant and Equipment. Properties are stated at cost and are depreciated over their estimated useful lives using the straight‑line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life
Land improvements	15 to 40 years
Buildings and improvements	10 to 40 years
Machinery and equipment	5 to 18 years
Capitalized software costs	2 to 5 years
Other equipment	3 to 10 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2025 and 2024.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

The Company classifies assets as held-for-sale if all held-for-sale criteria are met pursuant to Accounting Standards Codification ("ASC") 360-10, Property, Plant and Equipment. Criteria include management commitment to sell the disposal group in its present condition and the sale being deemed probable of being completed within one year. Assets classified as held for sale are not depreciated and are measured at the lower of their carrying amount or fair value less cost to sell. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held-for-sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group.

Leases. The Company leases certain office space for its corporate headquarters. The Company determines if an arrangement contains a lease at the inception of a contract. The lease classification is determined at the commencement date. For identified operating leases, such as the corporate headquarters, the Company recognizes a right-of-use ("ROU") asset and a lease liability on the balance sheet. The lease liability is measured at the present value of future lease payments over the lease term, using the Company's incremental borrowing rate when the implicit rate is not readily determinable. The ROU asset is recognized at the lease liability amount, adjusted for any indirect costs or rent prepayments, and reduced by any lease incentives and deferred lease payments. Lease expense is recognized on a straight-line basis over the term of the lease and included within selling and administrative expenses.

Income Taxes. Deferred income taxes are determined under the asset and liability method. Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are shown on the balance sheet as a net long-term asset or liability.

The Company applies a comprehensive model for the financial statements recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2025 and 2024, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2025 or 2024.

The Company's federal income tax returns for the 2022 through 2024 tax years are subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a change could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2021 federal income tax returns expired on October 15, 2025. The statute of limitations on the Company's 2022 and 2023 federal income tax returns will expire on October 15, 2026 and 2027, respectively.

The Company's state income tax returns for the 2021 through 2024 tax years are subject to examination by various state authorities with the latest closing period on October 15, 2029. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Net Income (Loss) Per Share. Net income (loss) per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2025 and 2024.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include depreciable lives, deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements.

Recently adopted. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures providing investors with information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance is effective for annual periods beginning after December 31, 2024. The Company adopted this ASU in 2025 prospectively. The impact of the adoption on our consolidated financial statements was not material and primarily resulted in new or enhanced disclosures only.

Not yet adopted. In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. ASU 2024-03 should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the new guidance to determine the impact it may have on the consolidated financial statements and related disclosures, but expects only additional disclosures upon adoption.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Accounts Receivable and Contract Assets, to clarify the application of the current expected credit loss ("CECL") model to trade accounts receivable and contract assets arising from revenue transactions. The amendments are intended to improve consistency and operability in measuring expected credit losses, including guidance on the use of historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance is effective for annual periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. The Company is currently evaluating the new guidance to determine the impact it may have on the consolidated financial statements and related disclosures, but expects only additional disclosures upon adoption.

2. Balance Sheet Details.

	2025	2024
Inventories:		
Raw materials	$ 2,257,798	$ 2,569,277
Work in process	1,587,646	1,605,994
Finished goods	2,739,477	2,864,549
	6,584,921	7,039,820
Valuation reserves	(413,941)	(543,650)
	$ 6,170,980	$ 6,496,170

	2025	2024
Property, Plant and Equipment, net:		
Land and improvements	$ 1,238,013	$ 1,401,402
Buildings and improvements	5,684,574	6,095,394
Machinery and equipment	36,480,771	36,275,019
Construction in Progress and Other	343,036	344,591
	43,746,394	44,116,406
Accumulated depreciation	(34,104,954)	(33,381,267)
	$ 9,641,440	$ 10,735,139

	2025	2024
Other Accrued Expenses:		
Customer settlement - current	220,000	177,000
All other items	28,431	107,497
	$ 248,431	$ 284,497

	2025	2024
Inventory Valuation Reserves:		
Balance at beginning of year	$ 543,650	$ 541,000
Charges to Statements of Operations	6,558	64,805
Write-offs	(136,267)	(62,155)
Balance at end of year	$ 413,941	$ 543,650

3. Income Taxes. The provision (benefit) for income tax expense consists of the following:

	2025	2024
Current:		
Federal	$ —	$ 8,390
State	2,430	1,021
Total current	2,430	9,411
Deferred:		
Federal	(49,427)	479,589
State	(48,099)	83,226
Total deferred	(97,526)	562,815
	$ (95,096)	$ 572,226

Income from operations before income taxes for the years ended December 31, 2025 and 2024, respectively, consisted of:

	2025	2024
Domestic	$ (1,178,310)	$ (5,043,388)
Foreign	—	—
Total	$ (1,178,310)	$ (5,043,388)

The Company adopted ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" on a prospective basis beginning with the year ended December 31, 2025. The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2025	
	Amount	%
Expected tax at U.S. statutory rate	$ (247,445)	21.0
Permanent differences	2,308	(0.2)
Change in valuation allowance - federal	185,769	(15.8)
Change in valuation allowance - state	(51,904)	4.4
State taxes, net of federal benefit	5,036	(0.4)
PTBI return to provision true up	11,140	(0.9)
Income tax (benefit) expense	$ (95,096)	8.1

	2024	
	Amount	%
Expected tax at U.S. statutory rate	$ (1,059,111)	21.0
Permanent differences	2,315	(0.1)
State taxes, net of federal benefit	(62,695)	1.2
Change in valuation allowance - federal	1,517,557	(30.0)
Change in valuation allowance - state	123,421	(2.5)
State NOL adjustment	18,107	(0.4)
Other	32,632	(0.6)
Income tax expense (benefit)	$ 572,226	(11.4)

Pennsylvania and Michigan make up 50% or more of the effect of the state and local income tax category. Michigan represents ($27,279) and Pennsylvania represents ($11,215).

Disclosure for income taxes paid net of refunds for the years ended December 31, 2025 and 2024 are as follows :

		2025		2024
Federal	$	45,000	$	—
State (Massachusetts)		1,289		—
Total	$	46,289	$	—

The deferred tax assets (liabilities) consist of the following:

		2025		2024
Depreciation and amortization	$	(1,031,650)	$	(1,180,931)
Inventory		143,419		160,228
Accrued vacation		79,370		63,692
Allowance for credit losses		34,466		43,999
Net operating losses		2,381,859		2,221,882
Other, net		162,651		229,854
Gross deferred tax assets	$	1,770,115	$	1,538,724
Valuation allowance		(1,910,461)		(1,776,596)
Net deferred tax (liabilities) assets	$	(140,346)	$	(237,872)

At December 31, 2025, the Company had federal net operating loss carryforwards of approximately $10,275,000. The net operating loss carryforwards are not subject to expiration, however are subject to annual utilization limitations for U.S. federal income tax purposes. At December 31, 2025, the Company had state net operating loss carryforwards of approximately $3,721,000, some of which are subject to expiration. The Company believes it is more-likely-than-not that its deferred tax assets will not be fully realized, based primarily on cumulative losses over the prior 3-year period. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. The Company has recorded a valuation allowance against its deferred tax assets, including indefinite‑lived net operating loss carryforwards. Deferred tax assets and liabilities are netted by jurisdiction, resulting in a net deferred tax liability asset recorded on the Consolidated Balance Sheets.

On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025, (known as the "One Big Beautiful Bill Act" or "OBBBA") which makes permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA makes changes to certain U.S. corporate tax provisions. The most notable change for the Company will be the reintroduction of 100% bonus depreciation, whereby the Company can immediately deduct 100% of eligible fixed asset purchases for tax purposes in year one. The Company is currently evaluating the impact of the new legislation but does not expect it to have a material impact on the results of operations.

4. Profit Sharing Plan. The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan were zero in both 2025 and 2024.

5. Other Income. consists of the following:

		2025		2024
Interest income	$	18,372	$	118,132
Other		35		2,534
	$	18,407	$	120,666

6. Segment Information. The Company operates in the United States in two business segments as determined by its products. The fastener segment, comprises of H & L Tool and the parent company's fastener operations, which includes rivets, cold-formed fasteners and parts and screw machine products. The assembly equipment segment includes automatic rivet setting machines and parts and tools for such machines.

The Company determined that its business segments also represent its reportable segments. The reportable segments identified above are the business activities of the Company for which discrete financial information is available and for which operating results are regularly reviewed by the Company's CODM to assess operating performance and allocate resources. The CODM is the Company's Chief Executive Officer, Mr. Gregory D. Rizzo. The Company's CODM evaluates segment performance based on gross profit, segment operating income (loss) less depreciation, and capital expenditures. The information provided to the Company's CODM excludes for purposes of making decisions and assessing segment performance other assets or other income information.

Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2025:				
Net Sales	$ 24,102,285	$ 3,804,561		$ 27,906,846
Less: Intercompany Sales	(16,586)	—		(16,586)
Total Sales to External Customers	24,085,699	3,804,561		27,890,260
Cost of Goods Sold	21,411,908	2,352,469		23,764,377
Segment Gross Profit	2,673,791	1,452,092		4,125,883
Selling and Engineering Expenses	268,455	21,829	797,562	1,087,846
Administrative Expenses	1,920,306	(323,508)	2,637,956	4,234,754
Operating Profit (Loss)	485,030	1,753,771	(3,435,518)	(1,196,717)
Other Income	35	—	18,372	18,407
(Loss) Income Before Income Taxes	485065	1753771	(3,417,146)	$ (1,178,310)
Depreciation	1,119,352	98,295	—	1,217,647
Capital Expenditures	331,669	—	-	331,669
Segment Assets:				
Accounts Receivable, net	3,104,836	472,130		3,576,966
Contract Assets	—	55,497		55,497
Assets held for sale	179,254	—		179,254
Inventories, net	4,572,019	1,598,961		6,170,980
Property, Plant and Equipment, net	8,417,181	1,224,259		9,641,440
Other Assets			3,677,302	3,677,302
				$ 23,301,439

	Fastener[1]	Assembly Equipment[2]	Other	Consolidated
Year Ended December 31, 2024:				
Net Sales	$ 23,195,843	$ 3,822,389	$ -	$ 27,018,232
Less: Intercompany Sales	(31,605)	-	-	(31,605)
Total Sales to External Customers	23,164,238	3,822,389	-	26,986,627
Cost of Goods Sold	22,864,498	3,061,949	-	25,926,447
Segment Gross (Loss) Profit	299,740	760,440	-	1,060,180
Selling and Engineering Expenses	354,323	6,070	756,221	1,116,614
Administrative Expenses	2,163,026	136,614	2,807,980	5,107,620
Operating (Loss) Profit	(2,217,609)	617,756	(3,564,201)	(5,164,054)
Other Income	-	-	120,666	120,666
Loss Before Income Taxes				$ (5,043,388)
Depreciation	1,075,580	95,736	2,160	$ 1,173,476
Capital Expenditures	369,003	282,395	-	$ 651,398
Segment Assets:				
Accounts Receivable, net	2,796,198	298,713	-	3,094,911
Contract Assets	-	48,811		48,811
Assets held for sale	-	348,400	-	348,400
Inventories, net	5,056,436	1,439,734	-	6,496,170
Property, Plant and Equipment, net	9,510,881	1,224,258	—	10,735,139
Other Assets	-	-	2,646,743	2,646,743
				$ 23,370,174

[1] Includes a $1,100,000 charge against Net Sales related to a customer settlement. See Note 9. Commitments and Contingencies for additional information.

[2] Includes the following exit and disposal charges related to the Albia facility closure: selling and administrative expenses for one-time termination benefits of $64,856, employee travel of $40,277, moving expenses of $27,563 and employee wages of $8,060, as well as cost of goods expenses for direct and indirect labor of $30,517. See Note 8 Exit and Disposal for additional information.

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Other income represents interest on securities and rental income. Segment assets reported internally are limited to accounts receivable, contract assets, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable.

The following table presents revenue by segment, further disaggregated by end-market:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2025:			
Automotive	$ 15,140,529	$ 180,184	$ 15,320,713
Non-automotive	8,945,170	3,624,377	12,569,547
Total net sales	$ 24,085,699	$ 3,804,561	$ 27,890,260
Year Ended December 31, 2024:			
Automotive	$ 15,375,697	$ 201,608	$ 15,577,305
Non-automotive	7,788,541	3,620,781	11,409,322
Total net sales	$ 23,164,238	$ 3,822,389	$ 26,986,627

The following table presents revenue by segment, further disaggregated by location:

		Fastener		Assembly Equipment		Consolidated
Year Ended December 31, 2025:						
United States	$	17,896,342	$	2,994,003	$	20,890,345
Foreign		6,189,357		810,558		6,999,915
Total net sales	$	24,085,699	$	3,804,561	$	27,890,260
Year Ended December 31, 2024:						
United States	$	18,493,233	$	3,322,913	$	21,816,146
Foreign		4,671,005		499,476		5,170,481
Total net sales	$	23,164,238	$	3,822,389	$	26,986,627

In 2025 and 2024 the Company's three largest customers accounted for approximately 34% and 35% of the Company's consolidated net revenues, respectively. All three customers are consolidated under the Fastener segment.

The following table presents customer concentration for each of the Company's top three customers:

	2025		2024	
	% of Revenue	**% of Accounts Receivable**	% of Revenue	% of Accounts Receivable
TI Group Automotive Systems, LLC	**19%**	**30%**	13%	24%
Martinrea International, Inc.	**10%**	**15%**	13%	13%
Cooper-Standard Holdings, Inc.	**5%**	**4%**	9%	3%

7. Leases. On November 30, 2024, the Company entered into a lease agreement with Juneau-Bell, LLC for new office space located at 27755 Diehl Road, Suite 200, Warrenville, IL 60555, which constitutes the Company's new headquarters. The lease commencement date was March 1, 2025. A security deposit of $43,970 and the first month's base rent of $8,365 were paid at signing. These amounts were recorded as Deposits with Vendors and Other Current Assets, respectively, in the Consolidated Balance Sheets. The lease term is for 66 months with one option to renew for additional 60 months. The Company classified the agreement as an operating lease under ASC 842. On the commencement date of March 1, 2025, the Company recognized an ROU asset of $424,188 and a corresponding long-term lease liability of $415,824.

In addition to base rent, the Company is responsible for its proportionate share of common area maintenance ("CAM") charges and other operating costs associated with the leased premises. These amounts are considered variable lease payments, based on actual costs incurred by the landlord and are not included in the measurement of the lease liability. The Company recorded variable lease expense of $12,435 in 2025 in the Consolidated Statements of Operations.

As of December 31, 2025, the expected annual minimum lease payments of the Company's operating lease liability were as follows:

	Operating lease
2026	$ 103,420
2027	107,071
2028	110,721
2029	114,371
2030	78,478
Thereafter	-
Total undiscounted minimum lease payments	514,061
Less: Present value discount	93,098
Lease liability	$ 420,963

Discount rate - operating lease	8.5%
Weighted average remaining lease term	56 months

	2025
Lease cost	$ 82,957

Supplemental cash flows information:

Cash paid for amounts included in the measurement of the lease liability	2025
Operating cash flows for operating lease	$ 25,094

Operating lease right-of-use asset obrained in exchange for operating lease liability	
Operating lease	$ 424,188

The Company has elected the short-term lease exemption for leases with an initial term of twelve months or less. Under this election, the Company recognized rent expense on a straight-line basis over the lease term within the Consolidated Statements of Operations. This exemption applied to the month-to-month lease agreement for the Company's former headquarters located in Naperville, Illinois. The lease termination date was April 30, 2025. The Company recorded rent expense related to this lease of $47,000 and $112,800 in 2025 and 2024, respectively.

8. Exit and Disposal. On July 1, 2024, the Company announced the closure of its manufacturing facility in Albia, Iowa. This facility has supplied tooling for the Company's full line of mechanical, hydraulic and pneumatic riveting machines serving both existing customers who own machines and customers purchasing new machines manufactured in the Company's Tyrone, Pennsylvania manufacturing facility. The Albia facility results of operations were consolidated within the Assembly Equipment segment. The closure impacted all 19 full-time and part-time employees. The Company recorded, in the third quarter of 2024, in the Consolidated Statements of Operations, the following exit and disposal costs: selling and administrative expenses for one-time termination benefits of $64,856, employee travel of $40,277, moving expenses of $27,563 and employee wages of $8,060, as well as cost of goods expenses for direct and indirect labor of $30,517.

After careful consideration, the Company's Board of Directors determined that it was in the Company's best interest to consolidate the operations of the Albia facility into the Tyrone facility. The strategic consolidation is seen as a step to streamline processes, improve delivery, reduce costs and add value for the Company's customers, shareholders and stakeholders.

The Company completed the sale of certain Albia facility equipment during the fourth quarter of 2024, and recorded a gain of $38,530 in the Consolidated Statements of Operations. At December 31, 2024, the Company had $348,400 classified as Assets Held for Sale in the Consolidated Balance Sheets related to the Albia facility's remaining assets and real estate.

On February 25, 2025, the Company completed the sale of the Albia facility's remaining assets and real estate for total net cash proceeds of approximately $688,000.

9. Commitments and Contingencies. The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position, liquidity, results of operations or cash flows.

The Company recognizes a provision if it is probable that an outflow of cash or other economic resources that can be reliably measured will be required to settle the provision. In determining the likelihood and timing of potential cash outflows, management needs to make estimates, the assessment of which is based in part on internal and external financial and legal guidance and other related factors. For contingencies, the Company is required to exercise significant judgment to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, negotiations between affected parties, among other factors, and the amount of actual loss may be significantly more or less that what was provided for with respect to

As previously disclosed in the Company's quarterly report on Form 10-Q for the first quarter of 2024, the Company was notified by one of its customers that certain fasteners manufactured by the Company's wholly-owned subsidiary, H&L Tool Company, may not have conformed to customer specifications. These fasteners become part of an assembly that is used in the braking system of certain vehicles manufactured by our customer's Original Equipment Manufacturer ("OEM") customer. Based on discussions with our customer and the Company's own internal analysis, we recorded a contingent liability of $243,000 in our financial statements for the three month period ended March 31, 2024, and we further noted at that time that discussions with our customer and our internal review process were ongoing, and that the ultimate amount of any liability may be more than the amount reflected in our financial statements for the first quarter of 2024.

Since that time, the Company engaged in discussions with its customer to quantify costs and determine responsibility for such costs. Based on those discussions, on December 16, 2024, an agreement was reached with our customer to resolve the matter. Under the terms of the agreement, and in exchange for a full release of any further potential liability, the Company agreed to pay an aggregate of $1,100,000 in substantially equal installments over a five (5) year period, with the final payment due by January 31, 2029. This aggregate amount includes the $243,000 amount previously reserved as a contingent liability in the first quarter of 2024.

At December 31, 2025, the Company's remaining accrued balance was $220,000 recorded in Other Accrued Expenses and $660,000 recorded in Other Long-Term Liabilities within the Consolidated Balance Sheets. The first and second installments of $177,000 and $220,000 were paid in January 2025 and 2026, respectively.

10. Debt. On March 6, 2025, the Company entered into a one-year $3,000,000 operating credit agreement (the "March 2025 Credit Agreement"), renewable annually, and consisting of a: (a) $2,500,000 revolving line of credit, and (b) $500,000 non-revolving line of credit. The non-revolving line of credit expired on December 31, 2025 and the Company did not renew it. Borrowings under the March 2025 Credit Agreement bear interest at a fluctuating rate per annum equal to 1% plus the applicable prime rate subject to 7% floor. The agreement can be early terminated and amounts due repaid, at the Company's discretion, without prepayment penalties. As of December 31, 2025 there was $500,000 in borrowings outstanding under the revolving line of credit and no borrowings outstanding under the non-revolving line of credit.

The March 2025 Credit Agreement maturity date is August 31, 2026. The Company reclassified the entire outstanding balance of $500,000 under the revolving line of credit to Current Liabilities in the Consolidated Balance Sheets to reflect the maturity date.

The March 2025 Credit Agreement includes certain financial covenants such as minimum profitability for the twelve months ended December 31, 2025, and minimum tangible net worth. As of December 31, 2025 the Company was not in compliance with all such financial covenants. Specifically, the Company was not in compliance with the minimum annual profitability covenant, however, the Company was in compliance with the other financial covenants contained in the credit agreement. On February 27, 2026, the lender waived the covenant violation, and no new covenants were added to the credit agreement. As of December 31, 2025, the Company has made all required principal and interest payments under the March 2025 Credit Agreement.

Interest expense on the March 2025 Credit Agreement, including letter of credit fees, was $36,667 in 2025. There was no interest expense incurred in 2024.

11. Liquidity and Going Concern. The Company evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date on which this Annual Report on Form 10-K is filed. The Company incurred significant recurring operating losses primarily driven by continuous decline in revenues, recurring negative cash flows from operations and continued reduction in liquidity. The Company reported operating losses of $1,196,717 and $5,164,054 for the years ended December 31, 2025 and 2024, respectively. The Company's liquid assets at December 31, 2025 consist of cash and cash equivalents totaling $1,718,237. The Company's debt consists of $500,000 outstanding under the March 2025 Credit Agreement revolving line of credit at December 31, 2025. The Company's declining revenues, recurring operating losses and negative cash flows from operations, and continued reduction in liquidity, raise substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

In response to these challenges, the Company has developed and continues to implement a series of strategic actions aimed at improving liquidity and ensuring business continuity. These include:

(a) taking action to sell certain H&L assets in the first half of 2026. These assets in the amount of $179,254 were classified as Assets held for sale at December 31, 2025 in the Consolidated Balance Sheets,

(b) renewal of the March 2025 Credit Agreement revolving line of credit with a borrowing capacity of $2,500,000 to continue to finance operations,

(c) evaluation of other financing sources in addition to the March 2025 Credit Agreement, including exploring the potential for a real estate sale leaseback or similar transaction, or seeking to potentially raise additional capital.

Management believes that these actions, if successfully executed, will mitigate the conditions giving rise to substantial doubt. However, uncertainty remains with respect to the Company's ability to increase sales, secure additional financing or liquidity, comply with loan covenants, or achieve projected cost savings. If these efforts are not successful, the Company may be required to seek alternative strategic actions. As a result, substantial doubt remains regarding the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern, and they do not include any adjustments that might result from the outcome of this uncertainty.

12. Subsequent Events. On February 23, 2026, the Board of Directors declared a regular quarterly dividend of $0.03 per share, or $28,984, payable March 20, 2026 to shareholders of record on March 5, 2026.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Chicago Rivet & Machine Co.
Warrenville, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Chicago Rivet & Machine Co. and Subsidiaries (the "Company") as of December 31, 2025, and the related consolidated statement of operations, shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has incurred declining revenues, recurring operating losses, recurring negative cash flows from operations, and a continued reduction in liquidity that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Inventory

Critical Audit Matter Description

As disclosed in Notes 1 and 3 to the consolidated financial statements, the Company's net inventory totaled approximately $6.2 million as of December 31, 2025. Inventory is stated at the lower of cost or net realizable value and consists of raw materials, work in progress and finished goods. Inventory value is principally determined using standard cost which approximates actual cost on a first-in, first-out basis. Such costs include the acquisition cost over the production period for raw materials, including direct labor and applied manufacturing overhead within the guidelines of normal operating capacity. The Company establishes reserves based on a review of on-hand inventories compared to historical and estimated future sales and usage.

The principal considerations for our determination that performing procedures relating to the accounting for the valuation of inventory is a critical audit matter are (i) the significant judgement by management in developing estimates for determining inventory write-downs for lower of cost or net realizable value and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the accuracy and valuation of inventory.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures performed to address this critical audit matter included the following:

- We obtained an understanding of the internal controls and processes in place related to the valuation of inventory.

- We tested the accuracy of the cost of inventory items, on a sample basis, by obtaining and inspecting third-party invoices and other supporting documents.

- We evaluated the appropriateness of management's analysis used to estimate the reserve for slow-moving inventory, excess, and obsolete inventory including testing the completeness and accuracy of the underlying data used in the analysis.

- We tested a sample of inventory for lower of cost or net realizable value

- We evaluated the reasonableness of the significant assumptions used by management related to annual inventory movement.

/s/ Cherry Bekaert LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
March 24. 2026

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Chicago Rivet & Machine Co.
Warrenville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Chicago Rivet & Machine Co. (the "Company") as of December 31, 2024, the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has incurred declining revenues, recurring operating losses, recurring negative cash flows from operations, and a continued reduction in liquidity that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

 /s/ Crowe LLP

We served as the Company's auditor from 2014 to 2025.

Oakbrook Terrace, Illinois
March 28. 2025

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the NYSE American (trading privileges only, not registered). The ticker symbol is CVR.

At March 6, 2026, there were approximately 112 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

Quarter	Dividends Declared				Stock Price Range							
	2025		2024		2025				2024			
					High		Low		High		Low	
First	$	0.03	$	0.10	$	16.64	$	10.89	$	18.53	$	14.73
Second	$	0.03	$	0.10	$	14.90	$	8.15	$	17.26	$	14.76
Third	$	0.03	$	0.10	$	13.25	$	8.97	$	21.19	$	14.04
Fourth	$	0.03	$	0.03	$	14.75	$	8.50	$	22.27	$	15.50

BOARD OF DIRECTORS

James W. Morrissey (c) (e) (n)
Chairman of the Board
of the Company
Attorney at Law
Vedder Price P.C.
Chicago, Illinois

Gregory D. Rizzo (e)
Chief Executive Officer
of the Company

Kent H. Cooney (a) (n)
Private Investor
Woodstock, Illinois

Kurt Moders (c) (n)
President
Kenmode Tool & Engineering, Inc.
Algonquin, Illinois

Karen G. Ong (a) (c)
Vice President, Commercial Banking
Michigan State University Federal Credit Union
Algonquin, Illinois

Walter W. Morrissey, M.D. (e)
Managing Director
Kaufman, Hall & Associates, LLC
Chicago, Illinois

John L. Showel (a) (c) (e) (n)
Portfolio Manager
Maggiore Fund I, LP
Chicago, Illinois

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

CORPORATE OFFICERS

Gregory D. Rizzo
Chief Executive Officer

Joel M. Brown
Chief Financial Officer

Christina M. Reato
Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Office
Warrenville, Illinois

Manufacturing Facilities
Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc
Madison Heights, Michigan



Chicago Rivet

Chicago Rivet & Machine Co.   •   27755 Diehl Road, Suite 200   •   Warrenville, Illinois 60555   •   www.chicagorivet.com